Filed by Marvell Technology Group Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Cavium, Inc.

Commission File No. 001-33435

Excerpt of Transcript of Marvell Technology Group Ltd. Fourth Quarter Fiscal 2018 Earnings Call, held March 8, 2018

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Matthew J. Murphy—Marvell Technology Group Ltd.—President & CEO

Before I close, I want to give a quick update on the Cavium acquisition. Since announcing the Marvell-Cavium transaction on November 20, both companies have been actively working on integration planning. We’ve launched an integration team comprised of representatives from both companies, set up a steering team to ensure strong governance, implemented a robust project management process and kept employees at both companies updated on our progress. Regulatory approval is progressing, with the HSR anti-trust process complete and MOFCOM and CFIUS reviews underway. Shareholder meetings for both companies are scheduled for March 16.

We continue to anticipate this transaction will close in mid-calendar 2018. Our planning progress to date has been laser focused on developing detailed plans on synergies, both COGS and OpEx. I’m extremely confident we can achieve our previously announced synergy targets of $150 million to $175 million within 18 months of closing and $200 million beyond 18 months.

Since the transaction was announced, I’ve had the opportunity to spend time with the Cavium team in customer meetings, business plan reviews, organizational strategy meetings and integration planning. The feedback from the customer base, in particular from the leading companies in cloud computing, wireless everyone for 4 and 5G and enterprise has been overwhelmingly positive. The quality of the people inside Cavium in BUs, engineering, sales and other corporate functions have been truly impressive. And I’m very proud of how the collaborative leaders from both sides have been at integration planning, with the mind-set being how do we truly create a best-in-class new company from the combination.

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Jean Hu—Marvell Technology Group Ltd.—CFO

As a reminder, we have not been in the market of repurchasing shares due to the pending Cavium transaction.

I want to now take a minute to talk about our capital allocation philosophy in light of the announced merger with Cavium. As we mentioned when we announced the deal, we expect the combined company would generate strong and consistent cash flow. After the deal closes, our gross leverage ratio, excluding synergies, is expected to be 1.7 times. We plan to use our combined cash generation to rapidly pay down the debt associated with the transaction to get to a gross debt-to-EBITDA leverage ratio in 1 times to 1.5 times range.

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As a reminder, we are working on the integration plan of Marvell and Cavium. We’ll provide our update of the combined company tax rate after the close of the transaction.

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Christopher Rolland—Susquehanna International Group, LLP

Great. And on the SSD side of things, perhaps you talked a little bit in your prepared remarks about some hyperscale engagements. Just any progress or details there? And then for SSD overall, I think you said that that would be exiting this year about 30% of storage. Did you track to that 30% and how do you see this as a percentage exiting fiscal 2019?

Matthew J. Murphy—Marvell Technology Group Ltd.—President & CEO

Okay. So on the first one, I would not get very specific other than to say we’ve had a lot of positive engagement in this hyperscale area for some time. That’s continued.

I would probably also say that in the meetings I’ve had now with the Cavium folks, with those types of customers, the level of engagement we’re having is even at higher levels probably within those companies than we’ve been engaged, and I think it just presents an additional opportunity and validates the fact that that’s going to be a key part of our comprehensive solution sell when we look at engaging deeply in the cloud.

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Craig Ellis—B. Riley FBR, Inc.

That’s very helpful. Then the follow up would be, you made two comments I thought were interesting with respect to Cavium: one, the feedback that you’re getting from customers; and then your high confidence in hitting prior, previously-stated synergies targets. I’m just wondering if you could elaborate on those a little bit further to help us understand what you’re seeing as you get closer to closing that deal? Thank you.

Matthew J. Murphy—Marvell Technology Group Ltd.—President & CEO

Sure. So I’ll comment on the customers, I’ll give a point of view on synergies, and I’ll also have Jean chime in on synergies as well since we’ve been joined at the hip on this one to make sure that we execute to everything that we’ve committed. So on the customer side, I’ve had the good fortune to spend a lot of time with Syed and the team since really we got this thing announced. And I’d say what’s really resonating are a couple points, and this would be, I’d say, across a wide range of end customers, including top cloud hyperscale companies, top companies leading in the wireless infrastructure race, and also some of these companies that are leading the resurgence in enterprise and campus demand, both wireless and wired, and that is we’re able to come in and basically say, look, we are a scaled up, innovation-oriented, fully focused on infrastructure supplier to you.

So our primary focus in life as a company is to focus on being an infrastructure solutions provider, and so this scaled up R&D budget that we now have, much more bulked up market cap and revenue provides a lot of assurance to those companies that we have the scale and the strength to invest. We also have the technology, the technical capabilities, the people, the know-how and trusted relationships coming in from both sides. And so it’s resonating really well because we don’t look like a company that’s going through distraction right now, even though we’re going through an integration. It looks like, to our customers, because this has been so positively received by both sides, it’s really been a joint effort. So I think when the customers look out, they see a really, a new unique supplier to meet their needs, and I’d say that’s hit kind of a home run across all the customers that I’ve met with.

On synergies, just to give you a sense, we take this very seriously. It was, of course, the strategic rationale for this transaction we think makes a ton of sense. I told you that the customer reaction was very good, but we also are just very focused on making sure that everything we’ve committed from a synergy point of view happens and is executed as well as we did as a standalone company when we did our own transformation.

And I’m pleased to say the level of detail that we have now on the different value drivers across almost every operation between the two companies on how synergy can be captured, I think, is very well understood. There’s strong ownership from the leaders of both companies at kind of the VP level and up to go make it happen, and because of the way we’re managing it there’s really, I think, just top-notch governance around the process. And so I think myself and Jean and others feel very good. But maybe, Jean, you want to give some color on how you think the synergies are going to be realized and how the process is going?

Jean Hu—Marvell Technology Group Ltd.—CFO

Yes. I think it’s really two things Matt mentioned. The one is the very detailed planning. The second is really compatibility of the team, taking responsibility of costs so that when you look at the synergies we’re very comfortable with the range of the synergies within 18 months. But bear in mind, a lot of synergy will rely on system integration and the ERP. So from the shape of the synergy, you’re not going to see much in the first six months, but then once you get to the integration of the system and the ERP, a lot of synergy will happen between 9 to 12 months. So I would say we have a very detailed planning and the timeline of the synergies, that’s really the comfort level we have about the synergy realization in the next 18 months.

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Joe Moore—Morgan Stanley

Okay. That’s helpful. Thank you. And then I wonder also if you just touch on your gross margins keep going up. I think it’s been a couple of quarters now. You said sort of mix is going against you, gross margins continue to rise. How should we think about that? Does that just simply mix within each of the segments and is there anything kind of formulaic we can look at as to how much gross margin falls through as you continue to grow revenues?

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Jean Hu—Marvell Technology Group Ltd.—CFO

And when we combine with Cavium, it will further expand our gross margin and as you recall when we announced the deal, we did say the combined company target gross margin will be 65%.

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Blayne Curtis—Barclays

Thanks. And just on the gross margin, I think that the Wireless would be a headwind to gross margin. You’re still growing it, so maybe if you could just talk about the drivers to gross margin in April.

Matthew J. Murphy—Marvell Technology Group Ltd.—President & CEO

Sure. So, again, I think we have the headwind issue. We actually guided to the seasonality, obviously, slightly lower revenue. Of course, it was I think still a solid guide, but again, very pleased to see on the GM. And I think it’s as I said, I think we see new products ramping up. So if you think about Networking which has been a story we saw in Q4, and we certainly said we’re going to see in Q1. Those new products have been much higher value and much better margin than historical Marvell Networking.

Also, legacy is lower than the new stuff, so as that mix shifts within networking, that’s helpful. And again, I’d say it’s continued execution on the cost reduction side, as well, which has been a benefit to the entire company, the entire enterprise. And I’d just reiterate back to what Jean said when we think about integrating Cavium, all these fundamental improvements with how we manage our supply chain and operations and manufacturing overhead, all that benefit we see is just translating right over as we think about synergies and integrating Cavium.

So to the extent we’re getting improvements in our own margin, not only does that help what’ll be the blended margin of the combined company, but those structural improvements we very much think we can pass on to the Cavium side. So I’d just say it’s a mix of things, Blayne. There’s no one trick pony on it in terms of why it’s going up, other than we’ve been really focused on it. And, ultimately, the only way you really do this over time is we believe strongly gross margin is the key indicator of the innovation and the value you’re delivering, and the fact that our new products have been ramping strongly across our different segments it’s helping our GMs and that’s sort of the – that’s the story.

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Mark Delaney—Goldman Sachs

Yes. Good afternoon. Thanks for taking the question. I was hoping to follow up on the comments about distribution. Jean, I think you said it’s about 20% of Marvell’s revenue currently. I believe at the end of last year, Marvell announced a global distribution agreement with Avnet, so maybe you can help us better understand what you’re hoping to achieve in distribution and the reason for the new agreement. And once – or if Cavium closes, are you thinking about using distribution going forward as a combined entity? Thank you.

Jean Hu—Marvell Technology Group Ltd.—CFO

So I’ll clarify the percentage of revenue, and then Matt can answer that Avnet question. So we have about 20% of our revenue is the distribution revenue, but Marvell’s distribution revenue, a very large percentage is demand fulfillment. And of course, we’re trying to get more demand creation from distributors, but I just want to make sure we understand the numbers first.

Matthew J. Murphy—Marvell Technology Group Ltd.—President & CEO

And then, yes, you’re right, Mark, to note that we did make a change in our distribution network, not only with Avnet, but we made a number of other changes. And really, I would put this one in the bucket of salesforce and go-to-market transformation that really, Tom Lagatta has been driving since he joined. And soon after he joined, he and I both sat down and just took a look at the global landscape, and given that it’s 20% of our business, we quite frankly, just had way too many distributors scattered all over the globe. There was not a comprehensive global distribution program design registration. Management was all over the map.

The way we were incentivizing those distributors from a margin point of view was not consistent, and I would say we basically had a whole bunch of distributors without a program. And that’s why Jean points out, it’s only 20% of our revenue and of that maybe half of it’s actually been created from distribution. So that to me seemed way too low. Tom’s reaction was the same.

We subsequently added an executive to run distribution and last fall and then before the end of the year, we announced a series of changes, one of which was appointing Avnet as our global distributer and really expanding that franchise worldwide. We terminated a number of others, and really got a much more focused channel strategy in place that I think for both sides, both distribution and Marvell, actually optimized the incentive structure and certainly made it much more simple for us from a go-to-market standpoint.

And you should expect the same playbook that we’ve implemented on Marvell, we’re going to take a very close look and already have, with Cavium’s distribution network and the activities that they have going on there. And by the way, they have very nice activities going on within distribution and within Cavium, so I think there’s some probably some topline synergy there to take advantage of that. So we’re going to put those two together, and you should expect we’ll have a very professionally managed, efficient global distribution plan implemented as part of our sales track when we think about integrating Cavium.

Disclosures

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Cavium and Marvell, including statements regarding the benefits of the transaction, the anticipated timing of the transaction and the products and markets of each company. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction, (ii) the failure to satisfy the conditions to the consummation of the transaction, (iii) the failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the transaction or integrating the businesses of Cavium and Marvell, (iv) the effect of the announcement or pendency of the transaction on Cavium’s business relationships, operating results, and business generally, (v) risks that the proposed transaction disrupts current plans and operations of Cavium or Marvell and potential difficulties in Cavium employee retention as a result of the transaction, (vi) the outcome of litigation and other legal proceedings against Cavium and/or Marvell or to which Cavium and/or Marvell become subject, and (vii) the ability of Marvell to successfully integrate Cavium’s operations and product lines. The foregoing review of important factors should not be construed as exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the businesses of Marvell and Cavium described in the “Risk Factors” section of their respective Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed by either of them from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Marvell and Cavium assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Marvell nor Cavium gives any assurance that either Marvell or Cavium will achieve its expectations.

Additional Information and Where to Find It

This document relates to a proposed transaction between Marvell and Cavium. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Marvell filed a Registration Statement on Form S-4 (Registration No. 333-222235) containing a preliminary joint proxy statement/prospectus with the SEC regarding the proposed transaction on December 21, 2017, as amended on January 24, 2018. The registration statement on Form S-4 has been declared effective by the SEC. Beginning on February 7, 2018, a definitive joint proxy statement/prospectus was mailed to all Cavium stockholders and all Marvell shareholders. Each party also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Cavium and investors and security holders of Marvell are urged to read the registration statement, the joint proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders may obtain or will be able to obtain free copies of the registration statement, the joint proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Marvell or Cavium through the website maintained by the SEC at www.sec.gov.

The documents filed by Marvell with the SEC also may be obtained free of charge at Marvell’s website at http://investor.marvell.com/ or upon written request to Marvell at 5488 Marvell Lane, Santa Clara, CA 95054.

The documents filed by Cavium with the SEC also may be obtained free of charge at Cavium’s website at http://investor.caviumnetworks.com or upon written request to 2315 N. First Street, San Jose, CA 95131.

For more information, investors are encouraged to visit http://MarvellCavium.transactionannouncement.com.

Participants in Solicitation

Marvell, Cavium and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Cavium’s stockholders and from Marvell’s shareholders in connection with the proposed transaction. Information about Cavium’s directors and executive officers and their ownership of Cavium’s common stock is set forth in the joint proxy statement/prospectus. To the extent that holdings of Cavium’s securities have changed since the amounts printed in the joint proxy statement/prospectus, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information about Marvell’s directors and executive officers is set forth in Marvell’s proxy statement for its 2017 Annual Meeting of Shareholders on Schedule 14A filed with the SEC on May 3, 2017. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction and other documents regarding the proposed transaction. You may obtain free copies of these documents as described in the preceding paragraph.